Exhibit 21

As of December 31, 2016 Dougherty's Pharmacy, Inc. (Registrant) had the following subsidiaries:

Name	State of Incorporation
Dougherty's Holdings, Inc.	Texas
Dougherty's Pharmacy, Inc.	Texas
ASDS of Orange County, Inc.	California